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Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated March 16, 2006
Relating to Preliminary Prospectus dated March 13, 2006
Registration No. 333-131216

3,000,000 Units
Each unit consisting of one share of common stock,
one redeemable Class A warrant
and two non-redeemable Class B warrants

FREE WRITING PROSPECTUS

        In connection with our formation, we sold a total of 702,000 shares of our common stock and granted a total of 271,000 options to our directors and executive officers. The shares were sold for $0.04 per share and the exercise price of the options is $0.10 per share. On February 27, 2006, we granted a total of 150,000 additional options to three of our executive officers with an exercise price of $4.25 per share. The following table summarizes the shares and options held by each of our directors and executive officers as a result of these transactions:

		Options Granted
Name	Shares Purchased	(A) $0.10	(B) $4.25
Matthew Foster	72,000	30,000	100,000
Joseph Armstrong	50,000	25,000	25,000
Janet Casteel	15,000	20,000	25,000
Dr. Mohan S. Misra	400,000	80,000	—
Stanley Gallery	25,000	32,000	—
Ashutosh Misra	50,000	20,000	—
Dr. T.W. Fraser Russell	—	32,000	—
Mark T. Waller	90,000	32,000	—

        In our financial statements for the period from our inception to December 31, 2005, we have reported a value for our common stock of $1.00 on the date the shares were sold and $2.00 on the date the options in column (A) were granted. In connection with the issuance of 972,000 shares to our directors and executive officers and to others, we therefore recorded compensation expense for the period of $933,120, which represents the difference between the assumed value of those shares and the aggregate sales price. For the period, we also recorded compensation expense of $26,004 attributable to options. We expect to record additional compensation expense in the future in connection with the options listed above as additional portions of them vest. As a result, for the period, we recorded cash compensation to Mr. Foster of $9,511 in salary and $70,812 in non-cash compensation attributable to the sale of stock and grant of options to him.

        The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("Commission") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Commission's website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-433-9045.

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FREE WRITING PROSPECTUS